Contact

www.linkedin.com/in/
benjamin33fisher (LinkedIn)

Top Skills

Campaign Management
Business Strategy
Entrepreneurship

Languages

English

Honors-Awards

Winner of the 2022 Westside Pitch
Competition

Benjamin Fisher

CEO & Founder of Foodi Menus
Portland

Summary

Developing organizations that reward sustainability, equity, integrity,
dedication, and reciprocity.

Promoting: Marketing efficiency and non-intrusive marketing
strategies in the hospitality industry.
Embodying: Seeing the chance in every challenge.

Experience

Foodi Menus
Founder and CEO
October 2020 - Present (1 year 10 months)
Portland, Oregon Metropolitan Area

I started Foodi with one goal: To provide the opportunity for all businesses
to properly display their products online. The current ordering experience at
restaurants is due for an upgrade.

We're the bridge that connects small business with enterprise-level technology
in an environment intentionally designed for the wants, needs, and (most
importantly) capabilities of independent food-service providers.

Leading Retirement Solutions
4 years 6 months

Marketing Administrator
March 2022 - Present (5 months)
Seattle, Washington, United States

Marketing Associate
September 2021 - March 2022 (7 months)
Seattle, Washington, United States

Marketing strategy, team development and training, department budget
management, business development, standard operating procedure
development, implementation of new marketing tools and platforms,
department-wide prioritization, marketing research and development, strategic

partnership strategy development, company-wide hiring strategy support, company-wide process improvement, sales and marketing funnel reevaluation and restructuring, and marketing team hiring and management.

Marketing Associate
June 2019 - September 2021 (2 years 4 months)
Seattle, Washington

Managing marketing efforts at LRS including campaign management, social media content and strategy, website development and maintenance, SOP creation, training and managing new marketing hires, strategic partnership outreach, lead generation, SEO management, and data analysis optimization.

Social Media Marketing Intern
February 2018 - June 2019 (1 year 5 months)
Greater Seattle Area

In my position at LRS I created social media posts for the company, apply for awards for our CEO and the company as a whole, manage campaigns and campaign development, handle data analytics for our social media channels, create written and graphic content, manage PR, developed and oversaw the creation and launch of our new website, and work directly with our CEO on strategic initiatives for the company.

The Washington Men's Gymnastics Foundation
5 years

Marketing Committee Chair
May 2020 - December 2021 (1 year 8 months)
Greater Seattle Area

In my position as Marketing Committee Chair, I was responsible for the initial formation and structure of the committee, I organized and led recurring committee meetings, I delegated action items to committee members and team members alike, and I developed a functional method of marketing collaboration between the members of the WMGF board, gymnastics team, and the marketing committee. I also developed our marketing strategy and brand, implemented new tools and processes across all three of the involved groups to more effectively execute our marketing strategy, planned and outlined our annual campaign efforts, developed standard operating procedures, created and organized our database and database management practices, ran additional key stakeholder meetings, and researched and implemented new fundraising tools to drive donations.

The end result: $145,539 in donations during a 1.5 year period, a 94.67% increase in donations compared to the prior 1.5 year period.

Vice President
October 2019 - December 2021 (2 years 3 months)
Greater Seattle Area

In my elected position as Vice President of the Washington Men's Gymnastics Foundation I was responsible for board meeting agenda development, leading our monthly board meetings, marketing strategy, garnering external funding including donations and grants, event management, donation opportunity research, updating our mission vision and values, developing our official brand guidelines, consistent outreach and engagement with board members, coordinating all 9 of our committees, and foundation guideline updates.

Board Member
January 2017 - December 2021 (5 years)
Greater Seattle Area

While I devoted my time as an athlete on the Washington Men's Gymnastics (WMG) team and as a fundraising member for the program, that wasn't enough for me. Between 2017 and 2022 I was a contributing member of the WMGF board, both as a team representative and, once my athletic career was over, as a volunteer. During my time serving on the WMGF Board we've hosted Collegiate Nationals, Junior Olympic Regionals for the Men's Gymnastics programs in Region 2 (Alaska, Washington, Oregon, Idaho, and Montana), Junior Olympic State (Washington), sponsored a trip for the WMG team to Japan, and fund-raised over $1.3M (as of Dec 2021).

USA Gymnastics
Collegiate Athlete Representative
March 2017 - March 2019 (2 years 1 month)

During the 2017-18 gymnastics season I was elected Collegiate Athlete Representative by my peers at Collegiate Nationals, to represent them in decisions made by USA Gymnastics. I was reelected to the position during the 2018-19 gymnastics season as well. In my position I acted as the voice of all Junior Varsity and self-funded Men's Gymnastics teams across the United States during meetings between Senior Varsity coaches, Junior Varsity coaches, and USA Gymnastics.

Tech Gymnastics and All Star Cheer
Coach
July 2017 - March 2018 (9 months)

Woodland Park Zoo
Volunteer
January 2017 - March 2017 (3 months)

Helping children learn about plants, animals, and the environment through the Zoomazium program.

Oregon Gymnastics Academy
Party Host/Camp Coach
August 2013 - August 2015 (2 years 1 month)
Beaverton Oregon

As a Party host I spent time Monitoring children, Hosting birthday parties, and Cleaning/Setting up equipment.
As a Summer Camp Coach I spent time Teaching children gymnastics, Coordinating schedules, Coming up with group activities, Managing group activities, and Working with peers.

Cedar Mill Library, Washington County Library system
Library Technician
January 2010 - January 2012 (2 years 1 month)

Librarian Associate

Education

University of Washington Bothell
Bachelor's degree, Business · (2015 - 2019)

Sunset High School
Diploma, STEM · (2011 - 2014)

Merlo High School - Science and Technology Magnet School
N/A, STEM · (2010 - 2011)